Filed pursuant to Rule 424(b)(3)
File No. 333-264628

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated July 17, 2023

to

Prospectus dated April 14, 2023

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 14, 2023 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of August 1, 2023;

•	to disclose the calculation of our June 30, 2023 net asset value (“NAV”) per share for all share classes;

•	to disclose an unregistered sale of equity securities;

•	to provide a market update;

•	to provide updates to our portfolio and our business; and

•	to provide an update to the status of our current public offering.

August 1, 2023 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2023 (and repurchases as of July 31, 2023) is as follows:

Transaction Price (per share)
Class S	$25.0488
Class T	$24.8095
Class D	$24.8434
Class M	$24.9183
Class I	$24.2264
Class F*	$25.0586
Class Y*	$24.1776

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The August 1, 2023 transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2023. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since June 30, 2023 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

June 30, 2023 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for June 30, 2023.

The following table provides a breakdown of the major components of our total NAV as of June 30, 2023 (dollar amounts in thousands):

Components of NAV	June 30, 2023
Loans receivable	$7,543,549
Investment in real estate	189,721
Mortgage-backed securities held-to-maturity	92,486
Mortgage-backed securities, at fair value	199,762
Cash and cash equivalents	302,728
Restricted cash	47,700
Other assets	92,549
Collateralized loan obligation, net of deferred financing costs	(4,335,770)
Repurchase agreements payable, net of deferred financing costs	(248,922)
Credit facility payable, net of deferred financing costs	(838,932)
Mortgage note, net of deferred financing costs	(122,568)
Accrued stockholder servicing fees(1)	(1,230)
Other liabilities	(105,209)

Net asset value	$2,815,864

Number of outstanding shares	113,920,412

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of June 30, 2023, we accrued under GAAP $113,669 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of June 30, 2023 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,545,567	$37,388	$18,542	$119,567	$1,054,101	$18,778	$21,921	$2,815,864
Number of outstanding shares	61,702,272	1,506,991	746,370	4,798,365	43,510,393	749,373	906,648	113,920,412

NAV per Share as of June 30, 2023	$25.0488	$24.8095	$24.8434	$24.9183	$24.2264	$25.0586	$24.1776

Unregistered Sale of Equity Securities

On January 28, 2022, our board of directors approved the issuance of up to $50,000,000 in shares of our Class I common stock in a private placement exempt from registration under Section 4(a)(2) of the Securities Act of 1933 (the “Private Placement”). On June 22, 2023, we accepted a subscription from an institutional investor to purchase $66,667 in Class I shares in the Private Placement. On July 3, 2023, we sold and issued to such institutional investor approximately 2,750 Class I shares at the per share purchase price of $24.2431, which is equal to the NAV per Class I share as of May 31, 2023.

Market Update

Driven by stronger than expected economic data and the growing likelihood of additional Fed rate hikes, Treasury yields continued to climb in June, particularly at the short end of the curve. 2-year Treasury yields rose 49 bps to end the month at 4.88% while the 10-year Treasury yield rose just 17 bps, to 3.82%. Against this backdrop, the Bloomberg Agg returned -0.36% in June, its second consecutive monthly decline as duration-sensitive assets have again felt the impact of rising rates.

Commercial real estate (CRE) deal volume retreated further in May and has now fallen -40% or more for the past seven months.1 Recent declines have been driven by elevated mortgage rates, which have risen 210 basis points from a year earlier and a pullback in CRE bank lending.

After soaring 30% from July 2020 to July 2022, property prices have declined for nearly a year driven largely by the rapid rise in interest rates.1 The RCA All Property CPPI has fallen more than -12% since July 2022, the result of a roughly 70bps increase in cap rates.1 Multifamily, a sector with a relatively high interest rate sensitivity given its lower cap rates and generally higher leverage levels, has seen the sharpest decline (-13.8%).1

Thus far, the price correction has been relatively orderly as capital markets have not seized up, and the rise in cap rates generally reflects the increase in the risk-free rate rather than a widening risk premium. The primary reason for this has been the steady fundamentals in most property sectors, which can be largely attributed to a U.S. economy that has weathered tight monetary policy in impressive fashion. Additionally, there have been some recent signs that sentiment across the CRE market may be near troughing, including improvements in the latest Real Estate Roundtable survey.

National vacancy rates are either declining or below pre-COVID levels in three of the four major sectors (Office being the outlier) as developers have generally remained disciplined in adding new property types particularly in the retail, hotel, and office sectors—real construction spending in each sits well below the peak of each of the prior three economic cycles.1 Distressed activity has risen slightly over the past year, driven largely by a concentration in retail/mall properties. However, distressed sales made up just 2% of total sales in Q1 2023, matching the average of the five-year period before the pandemic. Given that distressed activity has remained so low thus far underscores the more prudent underwriting of the past decade, as well as lenders’ ability to continue providing capital in this uncertain backdrop.

While many investors are concerned that rising interest rates and an increasingly restrained debt market will create a financing vacuum at a time when many commercial properties are in need of capital, the CRE capital markets are significantly more robust than they were in the leadup to the Global Financial Crisis (GFC). Not only is the debt market much more diversified – lenders outside banks and CMBS have sourced close to 40% of CRE lending growth in the past 5 years – but loans have been made with much more prudent terms than in the past.1 Crucially, the lower leverage point combined with a long run of price appreciation over the past decade means that in most cases, borrowers retain significant equity in their properties. This increases the incentive for them to work through the current period of stress rather than simply turn the property over to their lender, which is the dynamic that helped create the vicious cycle during the GFC.

[1]	MSCI Real Capital Analytics, as of May 31, 2023, latest data available.

Portfolio Update

We generated positive total returns across all share classes in June (see table below). Distributions were slightly offset by NAV depreciation of approximately $0.01 per share across all share classes. Interest income in excess of the monthly distribution and prepayment fees received in connection with the paydown of select loans during the month had a positive contribution to NAV. NAV was negatively impacted by the impairment of a loan backed by an office property in Seattle, which represented approximately 0.42% of the portfolio’s fair value and 1.19% of net assets as of June 30, 2023. Further, an adjustment to the assumed exit cap rate for our single equity investment detracted from NAV performance.

As previously announced, the Board of Directors approved an increase to the distribution rate of approximately 25 basis points across all share classes effective with the payment of the June distribution driven by the continued strong performance of the portfolio and the positive impact of rising interest rates on our loan portfolio. This marks the third distribution increase over the last six months and, we believe, reflects the health of our senior loan portfolio.

•

As a result, the annualized distribution rate is 7.62% for Class I shares, 7.13% for Class D shares, 7.11% for Class M shares, 6.52% for Class S shares and 6.59% for Class T shares, based on the September 1, 2023 transaction price.

•

The tax equivalent distribution rate is 8.52% for Class I shares, 7.97% for Class D shares, 7.95% for Class M shares, 7.29% for Class S shares and 7.36% for Class T shares, based on the September 1, 2023 transaction price.[2]

We met 100% of repurchase requests in June 2023.

We believe the portfolio is well positioned to deliver an attractive, high level of income and preserve capital driven by the:

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Continued strong performance. We have generated positive total returns in 64 out of 66 months; our largest monthly drawdown was just -0.27% in March 2020. Approximately 99.6% of the portfolio was comprised of performing assets as of June 30, 2023.

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High level of equity cushion beneath our loans. We believe the portfolio has been underwritten across property types and geography to appropriately reflect market conditions and the borrower’s business plan. For example, while the average loan-to-value (LTV) ratio across our entire senior loan portfolio was 67% at the time of loan closing, the average LTV ratio for our senior Office and Retail loans was just 60% and 54%, respectively, at the time of loan closing as of June 30, 2023.

•

No material near-term loan maturities. Few of our portfolio’s borrowers are subject to near-term refinancing risk as approximately just 11% of our portfolio’s loans have an initial maturity date in the next 12 months.

•	The long-term nature of our borrowings as approximately 95% of our borrowings are financed through match-term, non-mark-to-market facilities.

•	Positive impact of elevated interest rates for our floating rate loan portfolio, which represented approximately 96% of the portfolio as of June 30, 2023. The portfolio’s duration was just 0.16 years.

•	Requirement of nearly all borrowers to purchase rate caps to help protect against rising borrowing costs.

[2]

Tax-equivalent distribution rate reflects the distribution rate required under the prior tax law in order for an investor to receive the same after-tax income under the new tax law. For example, a REIT’s annualized distribution rate would need to be 8.24% under the prior tax law in order for investors to receive the same amount of after-tax income as a REIT with an annualized distribution rate of 7.375% under the new tax law. The distribution rates quoted assume a 37% tax bracket.

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Dry powder for new investments: With a strong balance sheet and significant positive net inflows, we remain well positioned compared to many traditional lenders, who have reduced lending capacity amid the banking pressures during the spring.

Status of our Offering

We are currently offering on a continuous basis up to $2.75 billion in shares of common stock, consisting of up to $2.5 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 25,848,322 shares of our common stock (consisting of 12,198,500 Class S shares, 12,634,247 Class I shares, 84,158 Class T shares, 135,987 Class D shares, and 795,431 Class M shares) in the primary offering for total proceeds of $640.1 million and (ii) 2,244,017 shares of our common stock (consisting of 1,228,022 Class S shares, 899,799 Class I shares, 31,395 Class T shares, 11,673 Class D shares, and 73,129 Class M shares) pursuant to our distribution reinvestment plan for a total value of $55.55 million.